RedHen

INVESTOR
BENEFITS

Curated Wine Club

Investors can drink some of their dividends every year - opt into this mouthwatering opportunity to share limited-release bottlings, library wines and new discoveries from home and abroad along with deep content, recipes and insider-scoops on what is happening at the cutting edge of wine and viticulture around the world.





Exclusive Event Invitations

With our maximum raise goal met, RedHen will host annual gatherings of winegrowers from around the world, passionate investors and leaders in regenerative wine, farming and capital to dig deeply into our wines and values. Investors in RedHen will have access to pre-sale tickets for these lifechanging, limited-space gatherings.



Building Wealth

With a meticulously-crafted capital structure based on the long-term health of every stakeholder, our revenue-share offering empowers investors big and small to grow their wealth with integrity. Your investment in RedHen will earn steady financial returns and allow you to diversify your investments for a resilient and balanced portfolio.



Know Your Impact

Our investors can be proud that their money is helping farmers and people they care about flourish. You will have confidence that your investment is going directly to pay farmers fairly, empower women and people of color become leaders across all sectors of the wine industry, and fight climate change by giving farmers the resources they need to implement organic and biodynamic practices while building justice and equity for workers.

Stories and Tasting Tips

RedHen investors will receive exclusive, extended content by RedHen founder and CEO, Molly Madden. You will laugh and cry with Molly's dissection of the social implication of dry wine as you learn how to drop serious winespeak at the dinner table. You will also get behind-the-scenes intel on what is happening around the world in wine, get to know growers and the RedHen team, and join live webcasts exclusively for our investors.

